Dynatronics

2010 Annual Report

Dynatronics Corporation 2010 Annual Report



Letter to Shareholders

In my letter to you last year, I discussed the concept of direction first, then velocity. From 2008 to 2009 we improved from a reported $10 million pre-tax loss to a modest pre-tax profit of $139,000. From 2009 to 2010, we maintained our direction toward greater profitability and increased our velocity, climbing from $139,000 to $700,000 in pre-tax profit. That is an increase of over 400 percent. It is also a clear indication that we are headed in the right direction and are increasing our performance velocity.

That increase in profitability is a direct result of improved sales and operational efficiencies, achieved in part with the assistance of Vici Capital, which has helped us streamline operations and create new efficiencies over the last year and a half. We estimate the overall benefit from these changes to be $2 million annually – and some of the changes are still in progress.

Further evidence of our increasing velocity comes from an analysis of our sales this past year. We improved sales by approximately 2 percent over fiscal 2009. Such a small increase may seem to say little about velocity, but given the economic conditions worldwide with many companies experiencing diminished sales, the fact that we have been able to improve sales is encouraging and indicates we are moving in the right direction.

When the sales metrics are more closely analyzed, they reveal that some traditionally fertile territories have experienced significant reduction in sales due to poor local economies and high unemployment. These reductions would have resulted in about a 6.3 percent drop in company sales. However, that 6.3 percent decrease was overcome through improved sales in other geographic areas, the addition of new reps and dealers, and the addition of national account business. Therefore, the 2 percent increase in sales actually reflects filling in the 6.3 percent loss in sales from some territories as well as a 2 percent overall improvement. This is clearly another indication that our direction is right and our velocity is increasing.

During the past year we have worked diligently to introduce our new e-commerce platform. While the complexity of the project demanded more time and resources than originally expected, we successfully launched the new e-commerce website on July 6, 2010. Along with this website, we have released an important new tool for our sales representatives, allowing them to quickly build quotes for customers that can then be converted to orders.

The goals for our new website have already been exceeded. We had hoped to convert 10 percent of our orders to the electronic platform by the six month milestone. In less than 90 days we achieved 20 percent of all orders being placed through our e-commerce site. We are pleased it has been received so well and has functioned without any major issues from the first day it was introduced.

The launch of this website has opened new doors of opportunity for Dynatronics. We can see many ways to use the electronic portal to increase sales and decrease the costs of processing orders. The most common response we get from users is that the site is easy to navigate and intuitive to use. Yet we are already compiling a list of the improvements we hope to implement in the future to make this an even more important tool to drive sales, facilitate large customers and reduce operating costs.

With our direction over the last three years, we have for the first time positioned Dynatronics to compete for important national contract business. There are six major group purchasing organizations (GPOs) that represent hundreds of thousands of facilities. Not all these facilities would purchase product from Dynatronics, but the tens of thousands that might have purchased from us have not been accessible because we have not been on contract with any GPO.

Over the last year we have worked to compete for the GPO business. Early efforts were unfruitful, but were good learning experiences. As a result, we believe we are well positioned to be put on contract with our first GPO before the end of the calendar year. We are also bidding for business with another GPO, which we hope will include us on its contract for the next three years. If awarded, that contract will become effective in March, 2011.

Being seriously considered for two GPO contracts is additional evidence that we are heading in the right direction and our velocity in the



Letter to Shareholders

marketplace is increasing. While we do not know numerically how these GPO accounts would affect our sales, we do know that they open up thousands of new accounts that we have been unable to access in the past. This causes us to be optimistic that the addition of the GPO business could significantly increase the velocity of our sales in the new fiscal year.

As reported in my letter last year, our market has seen significant consolidation. Dynatronics stands as one of only two remaining companies that have a direct sales force servicing our market. As expected, we have seen increasing numbers of former independent dealers who have either joined our team after previously favoring a competitor or who have disbanded their dealerships to become Dynatronics sales representatives. These changes have also helped our growth. We now boast a direct sales force of 53 reps covering 40 states. Where we do not have a direct sales representative we have a dealer who represents us in that territory. The migration of sales representatives and dealers to the Dynatronics model is providing momentum to our direction and operational velocity.

We believe the progress we are experiencing validates the strategic direction we implemented three years ago when we vertically integrated by acquiring six dealers. While it has not been easy, we believe it has been the correct path. We continue to further cultivate the strategy of becoming a bigger and more efficient distributor. At the same time, we are excited about the promising new products we will begin manufacturing toward the end of the fiscal year. We are planning to release several of these new manufactured products in the fourth quarter of fiscal year 2011, returning to our roots of being leaders in the design and manufacture of innovative medical devices for the physical medicine market. In addition, we plan to introduce other innovative products in the coming months.

While we are pleased with the progress we have made, we recognize it is insufficient. We must increase the velocity of our direction even more over the coming year. Last year at this time we were facing a delisting from NASDAQ due to failure to meet the $1 minimum bid requirement. We appealed that delisting and were successful during the appeal period in correcting the deficiency. However, after curing that deficiency, we, unfortunately, witnessed our stock again drop below the $1 minimum bid price and have again been put on notice by NASDAQ that delisting is a possibility if we do not correct the deficiency of the stock trading below the $1 minimum bid.

This is the fourth time in our history we have been threatened with delisting for failing to meet the minimum bid requirement. We have successfully cured the deficiency each time in the past and believe we can do so again. Arguably, we have more potential for growth and good news at this point in time than perhaps at any other period in our history. The challenge is to convert that potential to reality and to accelerate the velocity of our efforts even more. We are committed to doing just that and believe the coming year will be one of great opportunity. With our new e-commerce website, the ever increasing ranks of sales representatives, the potential of our first GPO accounts, the introduction of exciting new products, the addition of other national accounts and the realization of operational efficiencies we have developed over the past two years, we are well positioned to fuel the velocity of our efforts as never before.

Kelvyn H. Cullimore Jr.
Chairman, President and CEO



Kelvyn H. Cullimore Jr.
Chairman, President and CEO

Dynatronics Launches E-commerce Website



On July 6, 2010, Dynatronics launched its new e-commerce website offering thousands of products online for clinics and medical practitioners, as well as retail customers.

The website is an important step for our expansion into the national account and group purchasing organization segments of the market, which require online ordering capability. In addition, it exposes our products to other new groups of online customers including patients of practitioners who may be interested in purchasing our products. Functionally, the website creates new



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ways for customers to communicate with the Company to request information and check on their account status.

Customers receive the best pricing on products by ordering online and can track their product shipments and know when their orders will be delivered. A companion feature to the new website is our new e-quote system that allows sales representatives to build quotes for customers quickly and accurately, making our sales representatives more efficient and timely in responding to customer needs.



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The new website is projected to lead to reduced transaction costs, decreased order-entry errors and increased order processing efficiencies, which are expected to boost the Company's competitive edge in the market and, most importantly, improve profitability.

Management



TOP: Bob Cardon, Terry Atkinson, Doug Sampson
BOTTOM: Kelvyn Cullimore Jr., Larry Beardall

Kelvyn H. Cullimore Jr.
Chairman, President and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. (Bob) Cardon
Vice President of Administration
Secretary/Treasurer

Douglas Sampson
Vice President of Production and R&D

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations.

Overview

Our principal business is the design, manufacture, marketing, distribution and sales of physical medicine products and aesthetic products. We manufacture and distribute a broad line of medical equipment including therapy devices, medical supplies and soft goods, treatment tables and rehabilitation equipment. Our line of aesthetic equipment includes aesthetic massage and microdermabrasion devices, as well as skin care products. Our products are sold to and used primarily by physical therapists, chiropractors, sports medicine practitioners, podiatrists, plastic surgeons, dermatologists, aestheticians and other aesthetic services providers. We operate on a fiscal year ending June 30. For example, reference to fiscal year 2010 refers to the year ended June 30, 2010.

Recent Developments

On July 6, 2010, we launched a new e-commerce website at www.Dynatronics.com offering thousands of products online for clinics and medical practitioners, as well as retail customers. The new, easy-to-use website targets the physical medicine market and is a key marketing and sales tool which we believe will facilitate sales growth. The website is an important step for our expansion into the national account and group purchasing organization segments of the market, which require online ordering capability. In addition, it exposes our products to other new groups of online customers including patients of practitioners who may be interested in purchasing our products. Functionally, the website creates new ways for customers to communicate with us to request information and check on their account status.

Customers receive the best pricing on products by ordering online and can track their product shipments and know when their orders will be delivered. A companion feature to the new website is our new e-quote system that allows sales representatives to build quotes for customers quickly and accurately making our sales representatives more efficient and timely in responding to customer needs.

The new website is projected to lead to reduced transaction costs, decreased order-entry errors and increased order processing efficiencies, which are expected to boost our competitive edge in the market and, most importantly, improve profitability.

Fiscal year 2010 was the first full year of selling our new V-Force vibration therapy device. This unit employs powerful, whole-body vibration technology, which provides neuromuscular training to increase strength, improve balance and enhance flexibility. Whole-body vibration therapy has been the subject of extensive research for many years with numerous clinical studies demonstrating its effectiveness in the areas of balance/fall prevention, circulation, knee rehabilitation, low back pain, range of motion and a host of other neuromuscular conditions.

How We Assess the Performance of Our Business

We consider a variety of performance and financial measures in assessing the performance of our business. The key measures for determining how our business is performing are net sales, gross profit margin and selling, general and administrative expense. In addition, the status of borrowings and other financial ratios related to the balance sheet help provide insight into how we are performing.

Net Sales

Net sales constitute gross sales net of any returns and sales discounts.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Gross margin measures gross profit as a percentage of net sales. Cost of goods sold for manufactured products includes direct material and labor costs as well as allocated indirect costs of labor and overhead. Cost of goods sold for distributed products includes the direct cost of purchased products, distribution center costs, and all freight costs incurred. The components of our cost of goods sold may not be comparable to those of other manufacturers or distributors of similar products within our industry.

Changes in the mix of our products, such as changes in the proportion of manufactured products, may impact our overall cost of goods sold. We review our inventory levels on an ongoing basis in order to identify slow-moving products in inventory. We may offer incentives or mark-downs on these products. The timing and level of markdowns are not seasonal in nature but are driven by customer





acceptance and sales. If we misjudge the market for our products, we may be faced with excess inventories for some products and be required to mark down those products in order to sell them. Historically markdowns have not been a material factor in our business.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, share-based compensation and occupancy costs. These expenses do not generally vary proportionally with net sales. As a result, selling, general and administrative expense as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters.

Share-based compensation expense related to stock options was $32,991 and $30,524 for fiscal years 2010 and 2009, respectively. We granted options to purchase an aggregate of 89,336 and 79,455 shares of common stock in fiscal years 2010 and 2009, respectively. These and any future stock option grants will increase our share-based compensation expense in fiscal year 2011 and in future fiscal years compared to fiscal year 2010. See "Critical Accounting Policies".

We rely on an operating line of credit from a commercial bank. The relationship between the borrowing base that establishes maximum borrowings permitted and the actual borrowings indicates available borrowings for financing operations and providing working capital. Ultimately, through profitability and earnings we desire to eliminate all line of credit borrowings. Until that goal is achieved, the available borrowings are carefully monitored as an indicator of keeping proper balances between inventories, receivables, and payables as well as financing capital expenditures.

Likewise, maintaining good Current Ratios and Debt to Equity ratios is a measure of good financial health and is monitored closely.

Results of Operations

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

Net sales increased 1.7%, to $32,962,392 in fiscal year 2010, from $32,406,891 in fiscal year 2009. Despite the difficult economic conditions in the United States, we generated increased sales of both rehabilitation capital equipment and medical supplies ahead of last year's results. This is a positive indicator attributable to the aggressive marketing efforts in which we have been engaged and which have been announced during the year as well as possible lessening of recessionary pressures.

Sales in some geographic regions of the United States realized significant decreases due to harsher local economies and unemployment. Declining sales in these areas were offset by improved performance in other parts of the country. Without the improvements shown in other regions, these decreases would have diminished sales by approximately 6.3% when compared to sales in the last two years. It is notable that the 1.7% increase in total sales reflects increased sales in other parts of the United States sufficient to not only offset the losses in the more economically depressed areas, but also to boost overall sales by almost 2% year over year.

Sales of manufactured physical medicine products represented approximately 44% of our physical medicine product sales in both fiscal years 2010 and 2009. Distribution of products manufactured by other suppliers accounted for the balance of our physical medicine product sales in those years. Sales of manufactured aesthetic products in fiscal years 2010 and 2009 represented approximately 74% and 83% of our aesthetic product sales, respectively, with distributed products making up the balance.

The majority of our sales revenues come from the sale of physical medicine products, both manufactured and distributed. In fiscal years 2010 and 2009, sales of physical medicine products accounted for 92% of total sales. Chargeable repairs, billable freight revenue, aesthetic product sales and other miscellaneous revenue accounted for approximately 8% of total revenues in 2010 and 2009.

Gross Profit

Gross profit increased $235,119 to $12,645,574, or 38.4% of net sales, in fiscal year 2010, from $12,410,455 or 38.3% of net sales in fiscal year 2009. The increase in gross profit resulted from (1) higher sales generated in fiscal year 2010, (2) implementation of a number of refinements to our business operations which lowered our costs through better pricing and terms obtained from vendors, and (3) product mix more favorable to some of our higher-margin medical devices, including the new V-Force device and our electrotherapy products, together with certain medical supply products and treatment tables. As economic conditions gradually improve, demand for higher margin capital products is expected to increase, which we expect would further improve gross margins in future periods.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses decreased $113,917, to $10,641,795, or 32.3% of net sales, in fiscal year 2010, from $10,755,712, or 33.2% of net sales in fiscal year 2009. In fiscal year 2009, we recorded a reversal of an accrued liability of approximately $462,000 resulting from the cancellation of retirement benefits previously provided by contract to two executive officers, Kelvyn Cullimore, Jr. and Larry Beardall. The benefits were cancelled when the employment agreements in which they were granted were terminated in March 2009. Both executives subsequently entered into new employment agreements in June 2009. The new agreements do not include retirement benefits such as those that had been a part of the terminated agreements.

During fiscal 2010, we were able to reduce SG&A by $113,917 compared to fiscal 2009 SG&A costs that included the previously described gain of approximately $462,000. This was accomplished through our ongoing cost reduction campaign to improve efficiencies. Over the past two years, we have focused on lowering transaction costs, streamlining customer service and production processes, and improving our sales support functions.

Research and Development

Research and development ("R&D") expense decreased $78,406, to $914,932 in fiscal year 2010, from $993,338 in 2009. R&D expense also decreased as a percentage of net sales in fiscal year 2010, to 2.8% from 3.1% of net sales in fiscal year 2009. R&D costs are expensed as incurred. We expect to continue our commitment to developing innovative products for the physical medicine market in fiscal year 2011 and in future periods in order to position us for growth. We anticipate that R&D expense will increase in 2011 to approximately $1,400,000 in anticipation of a number of new products currently under development and scheduled for release at the end of fiscal year 2011.

Interest Expense

Interest expense decreased by $119,744 to $433,429 in fiscal year 2010 due to lower rates and decreased borrowings and lower carrying balances on our bank line of credit compared to fiscal year 2009. During the year, we renegotiated the rate on one of our mortgages and reduced the rate from 9.1% to 5.6%.

Pre-tax Income

Pre-tax income improved significantly in fiscal year 2010 to $700,045 compared to $139,260 in fiscal year 2009. The improvement in pre-tax income for fiscal year 2010 was a result of higher sales and gross profit generated during the year, together with lower SG&A, R&D and interest expenses. As already mentioned, the profit attained in 2009 reflected the effect of the reversal of $462,000 in expense associated with the termination of the retirement benefits for Kelvyn H. Cullimore Jr. and Larry Beardall.

Income Tax Expense

Income tax expense was $276,068 in fiscal year 2010, compared to $35,936 in fiscal year 2009. The effective tax rate for fiscal year 2010 was 39.4% compared to 25.8% in 2009. The lower tax accrual rate in 2009 is primarily the result of tax credits from prior years.

Net Income

Net income increased to $423,977 ($.03 per share) in fiscal year 2010, compared to $103,324 ($.01 per share) in fiscal year 2009. Major factors contributing to the improvement in fiscal year 2010 were higher sales and gross profits, together with the reduction in SG&A, R&D and interest expenses as discussed above.

Liquidity and Capital Resources

We have financed operations through available cash reserves and borrowings under a line of credit with a bank. Working capital was $4,923,533 as of June 30, 2010, inclusive of the current portion of long-term obligations and credit facilities, compared to working capital of $4,217,187 as of June 30, 2009. During fiscal 2010, we generated $2,885,375 in cash from operating activities, an increase of $1,410,963 from fiscal 2009. The increase in cash provided by operating activities was mainly related to the following factors:

- The increase in net income due to the factors discussed above
- A reduction in the net deferred income tax asset that was approximately $654,000 greater in fiscal 2010 than the decrease in fiscal 2009, mainly due to the carry back of net operating losses that resulted in an income tax refund of approximately $500,000
- A decrease in accounts receivable that was approximately $597,000 greater in fiscal 2010 than the accounts receivable decrease in fiscal 2009
- A decrease in inventory that was approximately $227,000 greater in fiscal 2010 than the inventory decrease in fiscal 2009.

These items were offset partially by a decrease in accounts payable and accrued expenses of approximately $380,000 compared to an increase in accounts payable and accrued expenses of approximately $314,000.





Cash used in investing activities was $373,431 in fiscal 2010 compared to $68,624 in fiscal 2009. The increase is due to an increase in capital expenditures in fiscal 2010.

Cash used in financing activities was $2,269,902 in fiscal 2010 compared to $1,552,555 in fiscal 2009. The improvement in cash used in financing activities in 2010 is due to a significant reduction in borrowings under the line of credit during fiscal 2010. During the year ended June 30, 2010, we were able to reduce the outstanding line of credit balance by $1,834,159.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, decreased $1,004,476, or 21.2%, to $3,735,251 as of June 30, 2010, compared to $4,739,727 as of June 30, 2009. For the past two years, management has placed special emphasis on collecting receivables more timely. The reduction in trade accounts receivable in 2010 is indicative of the success of this effort. Trade accounts receivable represent amounts due from our dealer network as well as from medical practitioners and clinics. We believe that our estimate of the allowance for doubtful accounts is adequate based on our historical knowledge and relationship with these customers. Accounts receivable are generally collected within 30 days of the agreed terms.

Inventories

Inventories, net of reserves, decreased $432,451 or 7.0%, to $5,766,800 as of June 30, 2010, compared to $6,199,251 as of June 30, 2009. As expected, inventories decreased following consolidation of eight distribution points to three central distribution facilities following the completion of the acquisitions in fiscal year 2008. In addition, the amount of inventory we carry fluctuates each period based on the timing of large inventory purchases from overseas suppliers.

Accounts Payable

Accounts payable decreased $391,498, or 21.8%, to $1,404,022 as of June 30, 2010, from $1,795,520 as of June 30, 2009. The decrease in accounts payable is a result of the timing of our weekly payments to suppliers and the timing of purchases of product components. Accounts payable are generally not aged beyond the terms of our suppliers. We take advantage of available early payment discounts when offered by our vendors.

Cash and Cash Equivalents

Our cash position as of June 30, 2010 was $383,756, an increase of 171%, or $242,042, from cash of $141,714 as of June 30, 2009. We expect that cash flows from operating activities, together with amounts available through an existing line of credit facility, will be sufficient to cover operating needs in the ordinary course of business for the next twelve months. If we experience an adverse operating environment, including a further worsening of the general economy in the United States, or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on terms favorable to us, or at all.

Line of Credit

During fiscal year 2010, we paid down the outstanding balance on our line of credit with a bank by $1,834,159, leaving a remaining balance outstanding of $2,768,492 as of June 30, 2010, compared to $4,602,651 as of June 30, 2009. The current balance on the line of credit is the lowest it has been since the acquisition of six dealers in June and July 2007 and down approximately $3,430,000 from the line at its highest point in fiscal year 2008. The decrease in the line of credit was primarily the result of improved collections of accounts receivable, lower inventory levels, profits generated during fiscal year 2010 and cash flows from operating activities. In addition, we filed for and received a tax refund of approximately $500,000 by carrying back net operating losses against prior year taxes paid as permitted by the Worker, Homeownership, and Business Assistance Act, PL 111-92.

Interest on the line of credit is based on the 90-day LIBOR rate (0.53% as of June 30, 2010) plus 4%. The line of credit is collateralized by accounts receivable and inventories, as well as a security interest in our headquarters facility in Salt Lake City, Utah. Borrowing limitations are based on approximately 45% of eligible inventory and up to 80% of eligible accounts receivable, up to a maximum credit facility of $7,000,000. Interest payments on the line are due monthly. As of June 30, 2010, the borrowing base was approximately $5,500,000, resulting in approximately $2,700,000 available on the line. The line of credit is renewable on December 15, 2010 and includes covenants requiring us to maintain certain financial ratios. As of June 30, 2010, we were in compliance with the loan covenants.

The current ratio was 1.9 to 1 as of June 30, 2010 compared to 1.5 to 1 as of June 30, 2009. Current assets represented 70% of total assets as of June 30, 2010 and 2009.

Debt

Long-term debt excluding current installments totaled $2,604,772 as of June 30, 2010, compared to $2,881,659 as of June 30, 2009. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $2,716,500 with monthly principal and interest payments of $37,323. For a more complete explanation of the long-term debt, see Note 7 in the financial statements.

Inflation and Seasonality

Our revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

Our business operations are not materially affected by seasonality factors.

Recent Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 (FASB ASU 09-13), Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB Topic 605-25 (Revenue Recognition – Multiple-Element Arrangements). This new guidance eliminates the requirement that all undelivered elements have objective evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the first annual period beginning on or after June 15, 2010. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company does not expect FASB ASU 09-13 to have a significant impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-14 (FASB ASU 09-14), Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in FASB ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under this new guidance, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product's essential functionality, and undelivered components that relate to software that is essential to the tangible product's functionality. FASB ASU 09-14 also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This guidance will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. However, the Company must elect the same transition method for this guidance as that chosen for FASB ASU No. 2009-13. The Company does not expect FASB ASU 09-14 to have a significant impact on its consolidated financial statements.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2010 for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Inventory Reserves

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods





inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow-moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand;
- Product acceptance in the marketplace;
- Customer demand;
- Historical sales;
- Forecast sales;
- Product obsolescence;
- Technological innovations; and
- Character of the inventory as a distributed item, finished manufactured item or raw material.

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of operations during the period in which such modifications are determined necessary by management. As of June 30, 2010 and 2009, our inventory valuation reserve balance, which established a new cost basis, was $331,071 and $338,788, respectively, and our inventory balance was $5,766,800 and $6,199,251, net of reserves, respectively.

Revenue Recognition

Historically, the majority of our product sales were to customers who were independent distributors. In fiscal year 2008, as a result of acquiring six of our top distributors, a significant portion of our sales were generated through our new direct sales force. Our sales force and distributors sell our products to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. With the acquisition of the key distributors, we effectively reduced our dependence on sales by independent distributors. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts

We must make estimates of the collectability of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $3,735,251 and $4,739,727, net of allowance for doubtful accounts of $254,664 and $398,610, as of June 30, 2010 and 2009, respectively.

Deferred Income Tax Assets

In August 2010 and August 2009, our management performed an in-depth analysis of the deferred income tax assets and their recoverability. Based on several factors, including our strong earnings history of pre-tax profit averaging over $500,000 per year in 17 of the last 20 fiscal years and the fact that the principal causes of the loss in fiscal 2008 (goodwill impairment and expenses resulting from six acquisitions) are considered to be unusual and are not expected to recur in the near future, we believe that it is more likely than not that all of the net deferred income tax assets will be realized. As previously mentioned, $501,465 of the deferred income tax assets were utilized to carry back against profits from 2004 and 2005, reducing the deferred income tax asset by 39%.

Business Plan and Outlook

During fiscal year 2010, we achieved significant improvement in our operating results compared to the prior fiscal year. In fiscal year 2011, we will continue to pursue a focused strategy to improve sales and overall operations that includes the following elements:

- strengthening distribution channels by adding direct sales representatives and dealers in key locations
- pursuing sales with large chains of clinics and national accounts, including Group Purchasing Organizations
- using tools such as e-commerce solutions and other IT related methodologies to reduce cost of operations and enhance the reach of our sales efforts
- enhancing product profit margins through improved manufacturing processes and negotiating better pricing with all vendors
- developing and introducing new, state-of-the-art products for future growth
- Seeking ways to leverage our distribution network to bring new products to market.

Our goal in implementing this strategy is to improve short-term profitability without jeopardizing long-term growth.

The landscape of our primary market, the physical medicine marketplace, continues to change. Past years saw consolidation among manufacturers and distributors including our own acquisitions completed in fiscal years 2007 and 2008. More recently, two additional significant changes have taken place. According to its filings under the Securities Exchange Act of 1934, DJO, Inc. closed its Chattanooga Group operations in the quarter ended July 3, 2010 and redistributed those manufacturing, R&D and support functions to other DJO facilities, in and out of the United States. Chattanooga Group has been a primary competitor of the Company for many years. The effect of this announcement is that the full operations of the former Chattanooga Group have been reduced to a product brand sold by DJO through non-proprietary distribution channels. In addition, DJO, Inc. has disclosed that on June 12, 2009 it sold its Empi Therapy Solutions catalog division to Patterson Medical (Sammons Preston), another competitor of the Company. This essentially eliminates Empi as a significant catalog competitor and further reduces competition in our market.

These consolidations combined with prior year consolidations and continuing declines in the number of independent distributors have significantly narrowed distribution channels in our market. At the present time, we believe that there remain only two companies with a national direct sales force selling proprietary and distributed products: Dynatronics and Patterson Medical (through its Sammons Preston subsidiary). All other distribution in our market is directed through catalog companies with no direct sales force, or through independent local dealers. However, the network of local independent dealers is rapidly diminishing due to consolidation efforts and increased competition from Dynatronics, Sammons Preston and catalog companies. In the past year, we have reinforced our direct sales team to include 25 direct sales employees and 28 independent sales representatives. In addition to these direct sales representatives, we continue to enjoy a strong relationship with scores of local dealers. We believe we have the best trained and most knowledgeable sales force in the industry. The recent changes within our market provide a unique opportunity for us to grow market share in the coming years through recruitment of high-quality sales representatives and dealers.

With the broad line of products we now offer and with a strong sales force that we expect will grow stronger in the coming year, we believe that we are well positioned to develop relationships with large chains of clinics and hospitals, national accounts and Group Purchasing Organizations ("GPO's") that purchase only on contract. This is a segment of business which was previously closed to us because we were not an approved vendor with the various GPO's and national or regional chains of care facilities. With the broader offering of products now available through our catalog, we are better able to compete for this high volume business and have seen success this past year in becoming the preferred vendor to many national and regional accounts.

To further our efforts to recruit high-quality direct sales representatives and dealers as well as to better appeal to the large GPO's and national customers, we will continue to improve efficiencies of our operations and the sales support for the industry. Chief among those changes was the introduction of our first true e-commerce solution on July 6, 2010. With the introduction of this e-commerce solution, customers are able to more easily place orders and obtain information about their accounts. Sales representatives are increasing their effectiveness with the abundance of information available to them electronically through our e-quote system which is a companion to the e-commerce solution introduced. Not only is our e-commerce solution improving sales, but it should also permit us to reduce our transactional costs thus enabling us to accommodate higher sales without significantly increasing overhead.

The recent passage of the Patient Protection and Affordable Care Act along with the Health Care and Educational Reconciliation Act is sure to have an effect on our future operations. The addition of millions to the rolls of the insured will undoubtedly increase demand for services. That increased demand is expected to translate into increased sales of our products. The magnitude of those increases is difficult to assess at this time. At the same time, this legislation will impose an excise tax on all manufacturers of medical devices which we estimate will exceed $500,000 annually for Dynatronics based on the current statutory language. Because the effects of this legislation will not be felt until 2013 at the earliest, it is difficult to project the full impact this legislation will have, especially since there is a likelihood of amendments to the legislation prior to it becoming fully effective. In the meantime, we are working to take full advantage of every opportunity presented by this legislation to increase sales and to offset any negative effects that may accompany those opportunities.

We will continue to focus on new product innovation. The introduction of V-Force in June 2009 once again demonstrates our commitment to innovation as we were the first to introduce this technology to the rehabilitation markets we serve. Several new products are currently under development and are scheduled for introduction toward the end of fiscal year 2011. The commitment to innovation of high-quality products has been a hallmark of Dynatronics and will continue throughout the coming year.

Economic pressures from the recent recession not only have affected available credit that would facilitate large capital purchases, but have also reduced demand for discretionary services such as those provided by our aesthetic products. As a result, we trimmed back our expenses in the Synergie division to be more reflective of the current environment. Fortunately, the Synergie Elite aesthetic product line introduced in April 2008 continues to have appeal due to its design and price point. We believe that our aesthetic devices remain the best value on the market. We are seeking innovative ways to market our products including



strategic partnerships, both domestic and international, to help regain sales momentum. As the economy begins to improve over the coming year, we expect to see increased sales of these higher margin products.

We have long believed that international markets present an untapped potential for growth and expansion. Adding new distributors in several countries will be the key to this expansion effort. Our past efforts to improve international marketing have yielded only marginal improvements. We remain committed, however, to finding the most cost effective ways to expand our markets internationally. Over the coming year our efforts will be focused on partnering with key manufacturers and distributors interested in our product line or technology. Our Utah operation, where all electrotherapy, ultrasound, traction, light therapy and Synergie products are manufactured, is certified to ISO 13485:2003, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union and other international locations.

Refining our business model for supporting sales representatives and distributors also will be a focal point of operations. We will continue to evaluate the most efficient ways to maintain our satellite sales offices and warehouses. In addition, more emphasis is being placed on pricing management to protect margins for both manufactured and distributed products. The ongoing refinement of this model is expected to yield further efficiencies that will better achieve sales goals while at the same time reduce expenses. We have identified over $2,000,000 of efficiency improvements that have already been implemented or that we plan to implement over the coming quarters to drive greater profitability.

With the sale of our manufactured capital equipment being the largest contributor to margin generation, we have placed renewed emphasis on improving manufacturing operations, including considering more offshore manufacturing of components as well as streamlining manufacturing operations in Utah and Tennessee. Past experience has shown that when recessionary pressures start to subside, the pent up demand for capital equipment can be significant. With the recent increase in capital equipment sales, we believe we are seeing the beginning of this positive trend. Our recent efforts to prudently reduce costs during the difficult times have made us a leaner operation and well positioned for a continued ramp up in demand.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Reinforcing distribution through a strategy of recruiting direct sales representatives and working closely with the most successful distributors of capital equipment.
- Improving sales by focusing sales strategies on pursuing business opportunities with large chains of clinics, national and regional accounts, and Group Purchasing Organizations.
- Using our first e-commerce solution in order to facilitate business opportunities and reduce transactional costs.
- Significantly improving operational efficiencies through implementation of ideas generated by the operational analysis conducted with the help of Vici Capital Partners. These ideas include lowering manufacturing and transactional costs, automating processes, redefining policies and procedures and working to make every customer a profitable customer.
- Strengthening pricing management and procurement methodologies.
- Minimizing expense associated with the Synergie product line until the economy improves and demand for capital equipment re-emerges, and, in the meantime, seeking additional independent distributors and strategic partnerships.
- Focusing international sales efforts on identifying key distributors and strategic partners who could represent the Company's product line, particularly in Europe.
- Continuing development of new, state-of-the-art products, both high-tech and commodity, in fiscal year 2011, for both the rehabilitation and aesthetic markets.
- Exploring strategic business alliances that will leverage and complement the Company's competitive strengths, increase market reach and supplement capital resources.

Market Information

As of September 21, 2010, we had approximately 13.4 million shares of common stock issued and outstanding. Our common stock is listed on the NASDAQ Capital Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the NASDAQ system for the quarterly periods indicated:

	Fiscal Year Ended June 30,			
	2010		2009	
	High	Low	High	Low
1st Quarter (July-September)	$1.05	$.59	$1.03	$0.17
2nd Quarter (October-December)	$1.05	$.57	$0.64	$0.26
3rd Quarter (January-March)	$1.44	$.80	$0.48	$0.20
4th Quarter (April-June)	$1.10	$.66	$0.75	$0.27

Stockholders

As of September 21, 2010, the approximate number of stockholders of record was 430. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of stockholders exceeds 2,000.

Dividends

We have never paid cash dividends on our common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

NASDAQ Deficiency Notice

On June 16, 2010, we received a deficiency letter from the NASDAQ Stock Market, indicating that we had failed to comply with the minimum bid requirement for continued inclusion under Marketplace Rule 4310(c)(4). Under the deficiency notice, our common stock is subject to potential delisting because, for a period of 30 consecutive business days, the bid price of the common stock closed below the minimum $1.00 per share requirement for continued inclusion. The deadline for compliance with the rule is December 13, 2010. If prior to that date the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ staff may provide written notification that we have achieved compliance with the rule.

We are using our best efforts to regain compliance with the minimum bid price rule. However, there can be no assurance that compliance will be achieved given the overall current condition of financial and stock markets in the United States. If compliance is not achieved and our stock is delisted, we expect that the common stock will begin trading on the OTC bulletin board where there is no minimum bid requirement.

Report of Independent Registered Public Accounting Firm



TANNER

To the Board of Directors of Dynatronics Corporation

We have audited the consolidated balance sheets of Dynatronics Corporation and subsidiary (collectively, the Company) as of June 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Tanner LLC

Salt Lake City, Utah

September 22, 2010

Dynatronics Corporation
Consolidated Balance Sheets - June 30, 2010 and 2009

Assets	2010	2009
Current assets:		
Cash and cash equivalents	$ 383,756	141,714
Trade accounts receivable, less allowance for doubtful accounts of $254,664 as of June 30, 2010 and $398,610 as of June 30, 2009	3,735,251	4,739,727
Other receivables	70,919	99,110
Inventories, net	5,766,800	6,199,251
Prepaid expenses	262,577	333,273
Prepaid income taxes	-	23,210
Current portion of deferred income tax asset	390,510	466,783
Total current assets	10,609,813	12,003,068
Property and equipment, net	3,561,271	3,349,239
Intangible asset, net	452,558	541,870
Other assets	314,790	359,171
Deferred income tax assets, net of current portion	151,897	833,941
Total assets	$ 15,090,329	17,087,289
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 381,841	323,713
Line of credit	2,768,492	4,602,651
Warranty reserve	186,022	191,047
Accounts payable	1,404,022	1,795,520
Accrued expenses	462,641	446,327
Accrued payroll and benefits expenses	427,326	426,623
Income tax payable	55,936	-
Total current liabilities	5,686,280	7,785,881
Long-term debt, net of current portion	2,604,772	2,881,659
Total liabilities	8,291,052	10,667,540
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value. Authorized 50,000,000 shares; issued 13,591,152 shares as of June 30, 2010 and 13,675,387 shares as of June 30, 2009	7,872,250	7,916,699
Accumulated deficit	(1,072,973)	(1,496,950)
Total stockholders' equity	6,799,277	6,419,749
Total liabilities and stockholders' equity	$ 15,090,329	17,087,289

See accompanying notes to consolidated financial statements.

Dynatronics Corporation

Consolidated Statements of Income - Years Ended June 30, 2010 and 2009

	2010	2009
Net sales	$ 32,962,392	32,406,891
Cost of sales	20,316,818	19,996,436
Gross profit	12,645,574	12,410,455
Selling, general, and administrative expenses	10,641,795	10,755,712
Research and development expenses	914,932	993,338
Operating income (loss)	1,088,847	661,405
Other income (expense):		
Interest income	9,394	7,423
Interest expense	(433,429)	(553,173)
Other income, net	35,233	23,605
Total other income (expense)	(388,802)	(522,145)
Income before income taxes	700,045	139,260
Income tax provision	(276,068)	(35,936)
Net income	$ 423,977	103,324
Basic net income per common share	$ 0.03	0.01
Diluted net income per common share	$ 0.03	0.01
Weighted average basic and diluted common shares outstanding:		
Basic	13,633,421	13,665,423
Diluted	13,647,596	13,667,148

See accompanying notes to consolidated financial statements.

Dynatronics Corporation
Consolidated Statements of Stockholders' Equity - Years Ended June 30, 2010 and 2009

	Number of shares	Common stock	Accumulated Deficit	Total Stockholders' Equity
Balances at June 30, 2008	13,670,807	$ 7,865,913	(1,600,274)	6,265,639
Redemption of common stock	(13,600)	(10,138)	-	(10,138)
Common stock used for compensation	18,180	30,400	-	30,400
Stock based compensation	-	30,524	-	30,524
Net income	-	-	103,324	103,324
Balances at June 30, 2009	13,675,387	7,916,699	(1,496,950)	6,419,749
Issuance of common stock upon exercise of employee stock options	1,716	1,338	-	1,338
Redemption of common stock	(91,504)	(97,378)	-	(97,378)
Common stock issued for compensation	5,553	18,600	-	18,600
Stock based compensation	-	32,991	-	32,991
Net income	-	-	423,977	423,977
Balances at June 30, 2010	13,591,152	$ 7,872,250	(1,072,973)	6,799,277

See accompanying notes to consolidated financial statements.

Dynatronics Corporation

Consolidated Statements of Cash Flows - Years Ended June 30, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 423,977	103,324
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of property and equipment	285,072	363,627
Amortization of intangible asset	89,312	89,311
Gain on disposal of assets	(2,730)	(2,183)
Stock-based compensation expense	51,591	60,924
Change in deferred income tax asset	758,317	104,627
Provision for doubtful accounts receivable	108,000	48,000
Provision for inventory obsolescence	120,000	72,000
Deferred compensation	-	(455,377)
Change in operating assets and liabilities:		
Receivables	924,667	327,885
Inventories	312,451	85,619
Prepaid expenses and other assets	115,077	286,775
Accounts payable and accrued expenses	(379,506)	314,447
Prepaid income taxes	-	97,269
Income tax payable	79,147	(21,836)
Net cash provided by operating activities	2,885,375	1,474,412
Cash flows from investing activities:		
Capital expenditures	(376,161)	(71,224)
Proceeds from sale of property and equipment	2,730	2,600
Net cash used in investing activities	(373,431)	(68,624)
Cash flows from financing activities:		
Principal payments on long-term debt	(339,703)	(326,748)
Net change in line of credit	(1,834,159)	(1,215,669)
Proceeds from issuance of common stock	1,338	-
Redemption of common stock	(97,378)	(10,138))
Net cash used in financing activities	(2,269,902)	(1,552,555)
Net change in cash and cash equivalents	242,042	(146,767)
Cash and cash equivalents at beginning of period	141,714	288,481
Cash and cash equivalents at end of period	$ 383,756	141,714
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 442,614	562,457
Cash paid for income taxes	100	36,828
Supplemental disclosure of non-cash investing and financing activities:		
Capital lease and note payable obligations incurred to acquire property and equipment	120,943	177,591

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

Dynatronics Corporation (the Company), a Utah corporation, manufactures, markets, distributes and sells a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals.

(b) Principles of Consolidation

The consolidated financial statements include the accounts and operations of Dynatronics Corporation and its wholly owned subsidiary, Dynatronics Distribution Company, LLC. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Accounting Standards Codification

The Financial Accounting Standards Board (FASB) has issued the FASB Accounting Standards Codification (ASC) that became the single official source of authoritative U.S. generally accepted accounting principles (GAAP), other than guidance issued by the Securities and Exchange Commission (SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. All other literature is considered non-authoritative. The ASC does not change GAAP; it introduces a new structure that is organized in an accessible online research system. The ASC became effective for the Company on July 1, 2009.

(d) Cash Equivalents

Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase. Also included within cash equivalents are deposits in-transit from banks for payments related to third-party credit card and debit card transactions.

(e) Inventories

Finished goods inventories are stated at the lower of standard cost (first-in, first-out method), which approximates actual cost, or market. Raw materials are stated at the lower of cost (first in, first out) or market.

(f) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest although a finance charge may be applied to such receivables that are past the due date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on a combination of statistical analysis, historical collections, customers' current creditworthiness, age of the receivable balance both individually and in the aggregate and general economic conditions that may affect the customer's ability to pay. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of receivables previously charged off are recognized when payment is received. The Company does not have any off balance sheet credit exposure related to its customers.

(g) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 3 to 7 years.

(h) Long-Lived Assets

Long–lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the difference between the carrying amount of the asset and the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(i) Intangible Assets

Costs associated with the acquisition of trademarks, trade names, license rights and non-compete agreements are capitalized and amortized using the straight-line method over periods ranging from 3 months to 15 years.

(j) Revenue Recognition

The Company recognizes revenue when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to





the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(k) Research and Development Costs

Direct research and development costs are expensed as incurred.

(l) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(m) Earnings per Common Share

Basic earnings per common share represents the amount of earnings for the period available to each weighted average share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each weighted average share of common stock outstanding during the reporting period and to each weighted average share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period, using the treasury stock method.

The reconciliation between the basic and diluted weighted-average number of common shares for the years ended June 30, 2010 and 2009 is summarized as follows:

	2010	2009
Basic weighted-average number of common shares outstanding during the year	13,633,421	13,665,423
Weighted-average number of dilutive common stock options outstanding during the year	14,175	1,725
Diluted weighted-average number of common and common equivalent shares outstanding during the year	13,647,596	13,667,148

Outstanding options not included in the computation of diluted net income per share totaled 905,370 and 1,033,368 as of June 30, 2010 and 2009, respectively. These common stock equivalents were not included in the computation because to do so would have been antidilutive.

(n) Income Taxes

The Company recognizes an asset or liability for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. Accruals for uncertain tax positions are provided for in accordance with the requirements of FASB ASC 740-10. Under ASC 740-10, the Company may recognize the tax benefits from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740-10 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations and cash flows.

(o) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718, Stock Compensation. Under the fair value recognition provision of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally five years) using the straight-line method.

The Company recognized $51,591 and $60,924 in stock-based compensation for the years ended June 30, 2010 and 2009, respectively, as selling, general, and administrative expenses in the consolidated statements of income. The stock-based compensation includes amounts for both restricted stock and stock options under ASC 718.

(p) Concentration of Risk

In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

(q) Operating Segments

The Company operates in one line of business: the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment.

The Company groups its sales into physical medicine products and aesthetic products. Physical medicine products made up 92% and 91% of net sales for the years ended June 30, 2010 and 2009, respectively. Aesthetics products made up 1% and 3% of net sales for the years ended June 30, 2010 and 2009, respectively. Chargeable repairs, billable freight and other miscellaneous revenue account for the remaining 7% and 6% of total revenues for the years ended June 30, 2010 and 2009, respectively.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment; valuation allowances for receivables, income taxes, and inventories; accrued product warranty reserve; and estimated recoverability of intangible assets. Actual results could differ from those estimates.

(s) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2010 and 2009 was approximately $175,700 and $288,100, respectively.

(t) Reclassification

Certain items in the prior year have been reclassified to conform to the current year's presentation.

(2) Inventories

Inventories consist of the following as of June 30:

		2010	2009
Raw materials	$	2,256,197	2,523,375
Finished goods		3,841,674	4,014,664
Inventory reserve		(331,071)	(338,788)
	$	5,766,800	6,199,251

(3) Property and Equipment

Property and equipment consist of the following as of June 30:

		2010	2009
Land	$	354,743	354,743
Buildings		3,704,445	3,691,364
Machinery and equipment		1,509,354	1,731,556
Office equipment		1,569,377	1,327,379
Vehicles		266,521	247,892
		7,404,440	7,352,934
Less accumulated depreciation and amortization		(3,843,169)	(4,003,695)
	$	3,561,271	3,349,239

(4) Other Intangible Assets

Identifiable intangibles assets and their useful lives consist of the following as of June 30:

		2010	2009
Trade name – 15 years	$	339,400	339,400
Domain name – 15 years		5,400	5,400
Non-compete covenant – 4 years		149,400	149,400
Customer relationships – 7 years		120,000	120,000
Trademark licensing agreement – 20 years		45,000	45,000
Backlog of orders – 3 months		2,700	2,700
Customer database – 7 years		38,100	38,100
License agreement – 10 years		73,240	73,240
Total identifiable intangibles		773,240	773,240
Less accumulated amortization		(320,682)	(231,370)
Net carrying amount	$	452,558	541,870

Amortization expense associated with the intangible assets was $89,312 and $89,311 for fiscal years 2010 and 2009, respectively. Estimated amortization expense for the identifiable intangibles is expected to be as follows: 2011, $83,207; 2012, $44,637; 2013, $44,637; 2014, $44,637; 2015, $30,680 and thereafter $204,760.



(5) Product Warranty Reserve

A reconciliation of the change in the product warranty reserve consists of the following for the fiscal years ended June 30:

		2010	2009
Beginning product warranty reserve balance	$	191,047	209,168
Warranty repairs		(160,593)	(241,808)
Warranties issued		243,300	251,028
Changes in estimated warranty costs		(87,732)	(27,341)
Ending product warranty reserve balance	$	186,022	191,047

(6) Line of Credit

The Company has a revolving line of credit facility with a commercial bank in the amount of $7,000,000. Borrowing limitations are based on 45% of eligible inventory and up to 80% of eligible accounts receivable resulting in a borrowing limit of $5,500,000. As of June 30, 2010 and 2009, the outstanding balance was approximately $2,770,000 and $4,600,000, respectively. Available borrowings as of June 30, 2010 were $2,730,000. The line of credit is collateralized by inventory and accounts receivable and bears interest at a rate based on the bank's prime rate. The interest rate was 4.5% and 5.1% as of June 30, 2010 and 2009, respectively. This line is subject to annual renewal and matures on December 15, 2010. Accrued interest is payable monthly.

The Company's revolving line of credit agreement includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2010, management believes the Company was in compliance with its loan covenants.

(7) Long Term Debt

Long term debt consists of the following as of June 30:

		2010	2009
5.649% promissory note secured by building, maturing December 2017, payable in monthly installments beginning at $16,985	$	1,241,537	1,353,048
6.44% promissory note secured by trust deed on real property, maturing January 2021, payable in monthly installments of $13,278		1,220,345	1,298,338
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments currently at $7,373		254,601	321,257
8.49% promissory note secured by fixed assets, payable in monthly installments of $2,097 through December 2014		93,865	-
14.305% promissory note secured by fixed assets, payable in monthly installments of $2,338 through May 2014		83,741	98,633
5% promissory note unsecured, payable in monthly installments of $3,660 through March 2011		32,141	73,802
7.95% promissory note secured by fixed assets, payable in monthly installments of $724 through July 2013		23,684	29,472
5.75% promissory note secured by fixed assets, payable in monthly installments of $435 through October 2013		15,779	-
10.15% promissory note secured by fixed assets, payable in monthly installments of $448 through December 2012		11,835	15,793
16.35% promissory note secured by fixed assets, payable in monthly installments of $409 through October 2011		5,838	9,458
9.69% promissory note secured by fixed assets, payable in monthly installments of $318 through October 2011		3,247	5,571
Total long-term debt		2,986,613	3,205,372
Less current installments		381,841	323,713
Long-term debt, net of current installments	$	2,604,772	2,881,659

The aggregate maturities of long term debt for each of the years subsequent to 2010 are as follows: 2011, $381,841; 2012, $368,765; 2013, $387,622; 2014, $338,552: 2015, $290,882 and thereafter $1,218,951.

(8) Leases

The Company leases vehicles under noncancelable operating lease agreements. Lease expense for the years ended June 30, 2010 and 2009, was $15,898 and $22,970, respectively. Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2010 are as follows: 2011, $15,231; 2012, $7,809 and 2013, $6,507.

The Company rents office, warehouse, storage space and office equipment under agreements which run one year or less in duration. The rent expense for the years ended June 30, 2010 and 2009 was $269,741 and $263,917, respectively. Future minimum rental payments required under operating leases that have one year or less as of 2010 are as follows: 2011, $270,300.

The office and warehouse spaces in Girard, Ohio; Detroit, Michigan; Pleasanton, California; and Hopkins, Minnesota are leased on an annual basis from employees/stockholders; or entities controlled by stockholders, who were previously principals of the dealers acquired in June and July, 2007. The leases are related-party transactions with four employee/stockholders, however the lease agreements have been conducted on an arms-length basis and the terms are similar to those that would be available to other third parties.

(9) Income Taxes

Income tax provision (benefit) for the years ended June 30 consists of:

		Current	Deferred	Total
2010:				
U.S. federal	$	54,131	189,511	243,642
State and local		19,471	12,955	32,426
	$	73,602	202,466	276,068
2009:				
U.S. federal	$	(33,167)	89,508	56,341
State and local		(35,524)	15,119	(20,405)
	$	(68,691)	104,627	35,936

Actual income tax provision (benefit) differs from the "expected" tax provision (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes, as follows:

		2010	2009
Expected tax provision (benefit)	$	235,975	62,988
State taxes, net of federal tax benefit		19,621	17,427
Officers' life insurance		-	34,678
Other, net		20,472	(79,157)
	$	276,068	35,936

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follow as of June 30:

		2010	2009
Net deferred income tax asset – current:			
Inventory capitalization for income tax purposes	$	69,530	84,117
Inventory reserve		129,118	132,127
Warranty reserve		72,548	74,508
Accrued product liability		19,995	20,572
Allowance for doubtful accounts		99,319	155,459
Total deferred income tax asset - current	$	390,510	466,783
Net deferred income tax asset (liability) – non-current:			
Property and equipment, principally due to differences in depreciation	$	(249,212)	(222,550)
Research and development credit carryover		185,320	89,538
Other intangibles		(176,023)	(207,998)
Other		36,452	64,499
Operating loss carry forwards		355,360	1,110,452
Total deferred income tax asset – non-current	$	151,897	833,941

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in



which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The change in the net deferred income tax asset for net operating loss carry forwards was the result of the amendment to the carry back rules as permitted by the Worker, Homeownership, and Business Assistance Act, PL 111-92 which allowed the Company to utilize the NOL against taxable income in fiscal years 2004 and 2005 resulting in a refund of over $500,000 and the utilization of approximately $465,000 of NOL for the fiscal year ended June 30, 2010.

(10) Major Customers and Sales by Geographic Location

During the fiscal years ended June 30, 2010 and 2009, sales to any single customer did not exceed 10% of total net sales.

The Company exports products to approximately 30 different countries. Sales outside North America totaled approximately $533,000, or 1.6% of net sales, for the fiscal year ended June 30, 2010 compared to approximately $765,000, or 2.3% of net sales, for the fiscal year ended June 30, 2009.

(11) Common Stock and Common Stock Equivalents

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. On November 27, 2007, the board approved an additional $250,000 for the open-market share repurchase program after the original $500,000 was exhausted. During the year ended June 30, 2010, the Company acquired and retired 91,504 shares of common stock for $97,378. During the year ended June 30, 2009, the Company acquired and retired 13,600 shares of common stock for $10,138.

During the years ended June 30, 2010 and 2009, the Company granted 5,553 and 18,180 shares of restricted common stock to directors in connection with compensation arrangements, respectively.

The Company maintains a 2005 equity incentive plan for the benefit of employees. Incentive and nonqualified stock options, restricted common stock, stock appreciation rights, and other share-based awards may be granted under the plan. Awards granted under the plan may be performance-based. Effective November 27, 2007, the plan was amended, as approved by the stockholders, to increase the number of shares available by 1,000,000 shares. As of June 30, 2010, 1,038,411 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the 2005 equity incentive plan as amended.

The Company granted options to acquire common stock under its 2005 equity incentive plan for fiscal 2010 and 2009. The options are granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from 6 months to 10 years from the date of grant.

The fair value of each option grant was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	2010	2009
Expected dividend yield	0%	0%
Expected stock price volatility	58-61%	56-60%
Risk-free interest rate	3.31 - 3.72%	2.59 – 4.14%
Expected life of options	10 years	10 years

The weighted average fair value of options granted during 2010 and 2009 was $.57 and $.39, respectively.

The following table summarizes the Company's stock option activity during the years ended June 30, 2010 and 2009:

The aggregate intrinsic value on the date of exercise of options exercised during the years ended June 30, 2010 and 2009 was $487 and $0, respectively. The aggregate intrinsic value of the outstanding options as of June 30, 2010 and 2009 was $5,413 and $6,071, respectively.

	2010			2009	
	Number of shares	Weighted average exercise price	Weighted average remaining contractual terms	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	960,104	$ 1.39	5.86 years	1,101,603	$ 1.41
Options granted	89,336	.80		79,455	.50
Options exercised	(1,716)	.78		-	-
Options canceled or expired	(114,919)	1.23		(220,954)	1.16
Options outstanding at end of year	932,805	1.35	4.84 years	960,104	1.39
Options exercisable at end of year	545,464	1.66		581,193	1.65
Range of exercise prices at end of year		0.35 - $ 3.00			0.35 - $ 3.00

(12) Employee Benefit Plan

The Company has a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For fiscal 2010 and fiscal 2009, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2010 and 2009 were $33,511 and $29,456, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

Effective March 5, 2009, Kelvyn H. Cullimore, Jr. and Larry Beardall (officers of the Company) legally canceled their Company-funded retirement programs which were funded through life insurance polices owned by the Company. As a result, $367,917 in cash value from the life insurance policies was paid to the Company and the contractual liability to pay the retirement benefits was terminated. This termination reduced selling, general and administrative expense during the fiscal ended June 30, 2009, by $472,397.

(14) Recent Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 (FASB ASU 09-13), Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB Topic 605-25 (Revenue Recognition – Multiple-Element Arrangements). This new guidance eliminates the requirement that all undelivered elements have objective evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately by either the Company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the first annual period beginning on or after June 15, 2010. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. The Company does not expect FASB ASU 09-13 to have a significant impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-14 (FASB ASU 09-14), Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in FASB ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under this new guidance, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product's essential functionality, and undelivered components that relate to software that is essential to the tangible product's functionality. FASB ASU 09-14 also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This guidance will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company may elect to adopt the provisions prospectively to new or materially modified arrangements beginning on the effective date or retrospectively for all periods presented. However, the Company must elect the same transition method for this guidance as that chosen for FASB ASU No. 2009-13. The Company does not expect FASB ASU 09-14 to have a significant impact on its consolidated financial statements.

Corporate Information

Availability of Form 10-K

Dynatronics Corporation files an annual report on Form 10-K each year with the Securities and Exchange Commission. A copy of the Form 10-K for the fiscal year ended June 30, 2010, may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Vice President of Administration, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The company's annual shareholders meeting will be Monday, November 22, 2010, at 3:00 p.m. MST at Dynatronics' corporate headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore Jr.
Chairman of the Board, President, and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. Cardon
Vice President of Administration, Secretary and Treasurer

Douglas Sampson
Vice President of Production and R&D

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
President, Energy Solutions Inc.

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc.

Accountants, Legal Counsel and Transfer Agent

Independent Registered Public Accounting Firm
Tanner LLC
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters

7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com



This annual report contains forward-looking statements related to anticipated financial performance, product development and similar matters. Securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results.

Dynatronics Corporation Headquarters
7030 Park Centre Dr., Salt Lake City, Utah 84121
1.800.874.6271 - www.dynatronics.com